B2GOLD CORP.
Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2015
(Unaudited)

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	Sept. 30, 2015	Sept. 30, 2014	Sept. 30, 2015	Sept. 30, 2014

Gold revenue	$139,250	$114,924	$414,648	$364,202

Cost of sales

Production costs	(75,250)	(66,311)	(229,169)	(194,545)
Depreciation and depletion	(35,749)	(29,020)	(103,552)	(82,710)
Royalties and production taxes	(5,347)	(3,671)	(16,103)	(11,957)

Total cost of sales	(116,346)	(99,002)	(348,824)	(289,212)

Gross profit	22,904	15,922	65,824	74,990

General and administrative	(8,770)	(7,604)	(28,830)	(28,020)
Share-based payments (Note 9)	(3,078)	(2,712)	(12,213)	(13,440)
Provision for non-recoverable input taxes	28	(636)	(583)	(2,761)
Write-off of mineral property interests (Note 6)	(8,117)	(364)	(8,117)	(364)
Foreign exchange losses	(1,456)	(1,784)	(4,371)	(450)
Other	(821)	(1,832)	(2,607)	306
Impairment of goodwill and other long-lived assets	-	(298,397)	-	(298,397)

Operating income (loss)	690	(297,407)	9,103	(268,136)

Unrealized gain (loss) on fair value of convertible notes (Note 8)	12,513	31,522	5,842	(11,173)
Gain on sale of Bellavista property	-	-	2,192	-
Community relations	(1,036)	(3,034)	(2,974)	(5,796)
Interest and financing expense (Notes 8 and 10)	(3,062)	(1,675)	(13,029)	(4,418)
Realized losses on derivative instruments (Notes 10 and 11)	(891)	(389)	(3,439)	(1,273)
Unrealized (losses) gains on derivative instruments (Notes 10 and 11)	(9,190)	995	(15,010)	1,942
Write-down of long-term investments (Note 5)	(3,360)	-	(5,215)	(3,007)
Other	194	352	527	1,432

Loss before taxes	(4,142)	(269,636)	(22,003)	(290,429)

Current income tax, withholding and other taxes	(4,903)	(3,562)	(4,335)	(18,946)
Deferred income tax expense	(4,540)	(930)	(3,690)	(260)

Net loss for the period	$(13,585)	$(274,128)	$(30,028)	$(309,635)

Attributable to:
Shareholders of the Company	$(15,082)	$(274,096)	$(30,005)	$(309,648)
Non-controlling interests	1,497	(32)	(23)	13

Net loss for the period	$(13,585)	$(274,128)	$(30,028)	$(309,635)

Loss per share (attributable to shareholders of the
Company)
Basic	$(0.02)	$(0.39)	$(0.03)	$(0.45)
Diluted	$(0.02)	$(0.39)	$(0.03)	$(0.45)

Weighted average number of common shares outstanding (in thousands)
Basic	924,101	700,755	921,397	682,516
Diluted	924,101	700,755	921,397	682,516

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	Sept. 30, 2015	Sept. 30, 2014	Sept. 30, 2015	Sept. 30, 2014

Net loss for the period	$(13,585)	$(274,128)	$(30,028)	$(309,635)

Other comprehensive income (loss)

Items that may be reclassified subsequently to net earnings:
- Cumulative translation adjustment, net of deferred tax expense (“CTA”)	352	(24,055)	(23,208)	(24,914)
- Unrealized loss on investments (Note 5)	(3,039)	449	(1,692)	3,026

Other comprehensive loss for the period
	(2,687)	(23,606)	(24,900)	(21,888)

Total comprehensive loss for the period	$(16,272)	$(297,734)	$(54,928)	$(331,523)

Total other comprehensive loss attributable to:
Shareholders of the Company	$(2,355)	$(21,200)	$(24,161)	$(19,396)
Non-controlling interests	(332)	(2,406)	(739)	(2,492)

	$(2,687)	$(23,606)	$(24,900)	$(21,888)

Total comprehensive (loss) earnings attributable to:
Shareholders of the Company	$(17,437)	$(295,296)	$(54,166)	$(329,044)
Non-controlling interests	1,165	(2,438)	(762)	(2,479)

	$(16,272)	$(297,734)	$(54,928)	$(331,523)

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	Sept. 30, 2015	Sept. 30, 2014	Sept. 30, 2015	Sept.30, 2014

Operating activities
Net loss for the period	$(13,585)	$(274,128)	$(30,028)	$(309,635)
Mine restoration provisions settled	(42)	(345)	(486)	(954)
Non-cash charges (Note 12)	54,250	301,996	151,240	411,764

Cash provided by operating activities before changes in non-cash working capital	40,623	27,523	120,726	101,175

Changes in non-cash working capital (Note 12)	(4,999)	9,269	10,869	(13,054)
Changes in long-term value added tax receivables	(1,713)	(3,069)	(4,706)	(11,971)

Cash provided by operating activities	33,911	33,723	126,889	76,150

Financing activities
Drawdowns on old revolving credit facility (Note 8)	-	48,767	25,000	73,767
Drawdown on new revolving credit facility, net of transaction costs (Note 8)	24,881	-	168,735	-
Repayment of old revolving credit facility (Note 8)	-	-	(150,000)	-
Otjikoto equipment loan facility, drawdowns net of transaction costs (Note 8)	-	(22)	3,883	19,689
Repayment of Otjikoto equipment loan facility	(1,716)	(1,522)	(5,149)	(3,927)
Payment of finance lease obligations (Note 8)	-	-	-	(16,017)
Repayment of Nicaraguan equipment loans	(385)	(274)	(1,137)	(651)
Interest and commitment fees paid	(1,527)	(5,223)	(8,665)	(12,460)
Common shares issued for cash	-	967	540	2,763
Restricted cash movement (Note 7)	1,052	44	652	(3,025)

Cash provided by financing activities	22,305	42,737	33,859	60,139

Investing activities
Expenditures on mining interests:
Masbate Mine, development and sustaining capital	(11,870)	(6,564)	(27,936)	(32,499)
Otjikoto, development and pre-production costs net of sales proceeds	(8,284)	(36,283)	(27,817)	(139,979)
Libertad Mine, development and sustaining capital	(2,385)	(5,602)	(13,867)	(23,921)
Limon Mine, development and sustaining capital	(5,567)	(3,134)	(16,771)	(13,320)
Fekola Project, development	(39,365)	-	(39,365)	-
Fekola Project, pre-construction	-	-	(37,926)	-
Gramalote, prefeasibility and exploration	(1,631)	(2,907)	(8,419)	(11,043)
Other exploration and development (Note 12)	(8,825)	(8,337)	(22,524)	(24,790)
Purchase of non-controlling interest (Note 6)	-	-	(6,138)	-
Sale of EVI preference shares	-	-	-	5,487
Cash acquired on Papillon acquisition	-	32,189	-	32,189
Acquisition of rights (Note 6)	-	-	(4,000)	-
Other	374	(1,050)	1,217	(1,089)

Cash used by investing activities	(77,553)	(31,688)	(203,546)	(208,965)

(Decrease) increase in cash and cash equivalents	(21,337)	44,772	(42,798)	(72,676)

Effect of exchange rate changes on cash and cash equivalents	(1,596)	(540)	(2,981)	(1,014)

Cash and cash equivalents, beginning of period	109,718	134,814	132,564	252,736

Cash and cash equivalents, end of period	$86,785	$179,046	$86,785	$179,046

Supplementary cash flow information (Note 12)

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at	As at
	September 30,	December 31,
	2015	2014
Assets
Current
Cash and cash equivalents	$86,785	$132,564
Accounts receivable and prepaids	9,560	14,446
Value-added and other tax receivables	14,812	16,671
Inventories (Note 4)	89,447	95,991
	200,604	259,672
Assets classified as held for sale	-	2,787
Long-term investments (Note 5)	11,515	18,408
Value-added tax receivables	29,528	25,405
Mining interests (Notes 6 and Note 16 - Schedules)
- Owned by subsidiaries	1,738,406	1,722,807
- Investments in joint ventures	76,356	67,926
Other assets (Note 7)	20,530	21,593
	$2,076,939	$2,118,598
Liabilities
Current
Accounts payable and accrued liabilities	$52,050	$53,055
Current taxes payable	9,779	16,610
Current portion of long-term debt (Note 8)	13,692	10,456
Current portion of derivative instruments at fair value	5,713	2,406
Current portion of mine restoration provisions	1,062	1,062
Other (Note 6)	6,492	1,130
	88,788	84,719
Liabilities associated with assets held for sale	-	4,009
Derivative instruments at fair value (Note 10)	15,322	694
Long-term debt (Note 8)	405,519	368,832
Mine restoration provisions	53,762	51,957
Deferred income taxes	80,129	77,579
Employee benefits obligation	6,337	5,468
Other long-term liabilities (Note 6)	3,154	-
	653,011	593,258
Equity
Shareholders’ equity
Share capital (Note 9) Issued: 926,917,542 common shares (Dec 31, 2014 – 917,652,046)	2,036,568	2,018,468
Contributed surplus	66,764	59,789
Accumulated other comprehensive loss	(96,453)	(71,553)
Retained deficit	(586,950)	(536,617)
	1,419,929	1,470,087
Non-controlling interests (Note 6)	3,999	55,253
	1,423,928	1,525,340
	$2,076,939	$2,118,598

Approved by the Board	“Clive T. Johnson”	Director	“Robert J. Gayton”	Director

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

		2015
	Shares	Share	Contributed	Accumulated other	Retained	Non-	Total
	(‘000’s)	capital	surplus	comprehensive	deficit	controlling	equity
				loss		interests
Balance at December 31, 2014	917,652	$2,018,468	$59,789	$(71,553)	$(536,617)	$55,253	$1,525,340
Jan. 1, 2015 to Sept. 30, 2015:
Net loss for the period	-	-	-	-	(30,005)	(23)	(30,028)
Acquisition of non-controlling interest (Note 6)	3,111	6,000	-	-	(12,328)	(45,470)	(51,798)
Shares issued for acquisition of rights (Note 6)	2,995	4,700	-	-	(8,000)	-	(3,300)
Funding on behalf of non- controlling interest	-	-	-	-	-	(5,022)	(5,022)
Shares issued for mineral interest	50	57	-	-	-	-	57
Cumulative translation adjustment	-	-	-	(23,208)	-	(739)	(23,947)
Unrealized loss on investments	-	-	-	(1,692)	-	-	(1,692)
Exercise of stock options	545	540	-	-	-	-	540
Shares issued on vesting of RSU	2,565	6,363	(6,363)	-	-	-	-
Share based payments	-	-	13,778	-	-	-	13,778
Transfer to share capital on exercise of stock options	-	440	(440)	-	-	-	-
Balance at September 30, 2015	926,918	2,036,568	66,764	(96,453)	(586,950)	3,999	1,423,928

		2014
	Shares	Share	Contributed	Accumulated other	Retained	Non-	Total
	(‘000’s)	capital	surplus	comprehensive	earnings	controlling	equity
				loss	(deficit)	interests
Balance at December 31, 2013	674,720	$1,519,217	$52,333	$(40,539)	$132,640	$7,716	$1,671,367
Jan. 1, 2014 to Sept. 30, 2014:
Net loss for the period	-	-	-	-	(309,648)	13	(309,635)
Shares to be issued for Papillon acquisition	-	484,277	-	-	-	-	484,277
Non-controlling interest acquired	-	-	-	-	-	45,348	45,348
Cumulative translation adjustment	-	-	-	(22,422)	-	(2,860)	(25,282)
Unrealized gain on investments	-	-	-	3,026	-	-	3,026
Shares issued on exercise of stock options	2,886	2,763	-	-	-	-	2,763
Shares issued on vesting of RSU	2,615	8,114	(8,114)	-	-	-	-
Shares issued from incentive plan	-	15	-	-	-	-	15
Share based payments	-	-	16,171	-	-	-	16,171
Transfer to share capital on exercise of stock options and incentive plan	-	3,984	(3,984)	-	-	-	-
Balance at September 30, 2014	680,221	$2,018,370	$56,406	$(59,935)	$(177,008)	$50,217	$1,888,050

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1	Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with four operating mines (two in Nicaragua, one in the Philippines and one in Namibia), a mine under construction in Mali and a portfolio of other evaluation and exploration assets in Mali, Colombia, Burkina Faso, Nicaragua, Chile and Finland.

The Company operates the Libertad Mine and the Limon Mine in Nicaragua, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia, which commenced commercial production on February 28, 2015. The Company has an effective 90% interest in the Fekola Project in Mali, which is currently under construction, an effective 81% interest in the Kiaka gold project in Burkina Faso, a 49% joint venture interest in the Gramalote property in Colombia, and an interest in the Quebradona property in Colombia. The Company also has a 51% interest in a joint operation in Nicaragua with Calibre Mining Corp. (“Calibre”), with an option to acquire an additional 19% interest.

B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE MKT LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

2	Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2014, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent audited consolidated financial statements of the Company.

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on November 10, 2015.

3	Significant accounting judgements and estimates

Impairment of long-lived assets

Long-lived assets are tested for impairment if there is an indicator of impairment. Calculating the estimated recoverable amount of cash generating units (“CGU”) for long-lived asset impairment tests requires management to make estimates and assumptions with respect to future production levels, mill recoveries, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the impairment analysis. Such changes could be material.

During the nine months ended September 30, 2015, the market spot prices for gold declined; however, long term forecasted price did not differ significantly from the levels used in the most recent annual impairment tests. Management has concluded there are no impairment indicators at September 30, 2015. However, if the gold price continues to decline for an extended period of time, the Company may need to reassess its long-term gold price assumption. A decrease in the forecasted long-term gold price would be an indicator of potential impairment for the Company’s long-lived assets.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, and depreciation and amortization charges.

Uncertain tax positions

The Company is periodically subject to income tax audits at its operating mine locations. During the nine months ended September 30, 2015, the Company settled some of the assessments resulting in a reduction in the provision and an associated income tax recovery of $2 million. At September 30, 2015, the Company has a provision totalling $4 million outstanding (December 31, 2014 - $6 million) representing its best estimate of the outcome of current assessments. The Company is appealing the assessments received and the final outcome of such appeals are not determinable at this time. The provisions made to date may be subject to change and such change may be material.

Change in functional currency

Following commencement of commercial production at Otjikoto, the Company determined that the functional currency of its Namibian subsidiaries which own the Otjikoto Mine changed from the Namibian dollar to the United States dollar. This change resulted from the Company determining that the mining operations now operate primarily within an economic environment where the functional currency is the United States dollar. Key factors considered in this assessment include the currency in which gold sales are delivered, the underlying currency in which operating costs are determined and the Company’s intra-group funding arrangements.

4	Inventories

	September 30,	December 31,
	2015	2014
	$	$
Gold and silver bullion	17,539	26,922
In-process inventory	9,127	9,379
Ore stock-pile inventory	7,556	14,134
Materials and supplies	55,225	45,556
	89,447	95,991

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

5	Long-term investments

	September 30, 2015				December 31, 2014
		Total		Fair		Total		Fair
	Cost	Impair-	AOCI	Value	Cost	Impair-	AOCI	Value
	$	ment	$	$	$	ment	$	$
		$				$
Available-for-sale investments:
St. Augustine Gold & Copper Ltd.	20,193	(16,108)	-	4,085	20,193	(13,144)	-	7,049
RTG Mining Inc.	13,400	(8,627)	-	4,773	13,400	(6,391)	-	7,009
Calibre Mining Corp.	5,716	(4,345)	877	2,248	5,716	(4,345)	2,508	3,879
Kronk Resources Inc.	496	-	(91)	405	496	-	(31)	465
Goldstone Resources Ltd.	20	(16)	-	4	20	-	(14)	6
Balance, end of period	39,825	(29,096)	786	11,515	39,825	(23,880)	2,463	18,408

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

6	Mining interests

	September 30,	December 31,
	2015	2014
	$	$
Property, plant and equipment (depletable)
Masbate Mine, Philippines
Cost, net of impairment	454,176	420,644
Accumulated depreciation and depletion	(113,477)	(91,706)
	340,699	328,938
Otjikoto Mine, Namibia
Cost	421,924	430,668
Accumulated depreciation and depletion	(28,635)	-
	393,289	430,668
Libertad Mine, Nicaragua
Cost	313,115	296,102
Accumulated depreciation and depletion	(159,610)	(127,704)
	153,505	168,398
Limon Mine, Nicaragua
Cost	163,855	142,772
Accumulated depreciation and depletion	(82,594)	(62,865)
	81,261	79,907
Masbate undeveloped mineral interests, net of impairment (non-depletable)	85,078	85,078
Mine under construction (non-depletable)
Fekola, Mali	567,461	514,965
Exploration and evaluation properties (non-depletable)
Kiaka, Burkina Faso	61,970	59,062
Mocoa, Colombia	28,708	28,652
Calibre, Nicaragua	10,861	10,022
San Jose, Nicaragua	1,949	1,915
Pavon, Nicaragua	-	6,238
Other	12,736	8,151
	116,224	114,040
Corporate & other
Office, furniture and equipment, net	889	813
	1,738,406	1,722,807
Investments in joint ventures (accounted for using the equity method)
Gramalote, Colombia, net of impairment	75,155	66,725
Quebradona, Colombia	1,201	1,201
	76,356	67,926
	1,814,762	1,790,733

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Otjikoto

On February 28, 2015, management determined that the Otjikoto Mine achieved commercial production. Effective March 1, 2015, revenues and production costs for Otjikoto gold production are being recorded in the statement of operations. Sales proceeds from the pre-commercial production period of $23.1 million were offset against the amounts capitalized for the Otjikoto Mine property, plant and equipment during the nine months ended September 30, 2015.

Prior to commercial production being reached, the Company capitalized interest costs on its borrowings attributable to funds spent on Otjikoto in the amount of $3.2 million (2014 - $2.5 million). This interest was calculated using an effective interest rate based on the Company’s aggregate borrowings which includes the convertible senior subordinated notes and the revolving corporate credit facility (Note 8).

Fekola

Reclassification from exploration and evaluation expenditures to mineral properties and mine development costs

On June 30, 2015, the Company determined that the technical feasibility and commercial viability of the Fekola Project had been established. As a result, the costs associated with Fekola Project were reclassified from exploration and evaluation expenditures to mineral properties and mine development costs as of that date.

Upon reclassification, the Company concluded that the property met the definition of a qualifying asset under IAS 23 and began capitalizing interest costs on its borrowings attributable to funds spent on development. This interest was calculated using an effective interest rate based on the Company’s aggregate borrowings which includes the convertible senior subordinated notes and the revolving corporate credit facility (Note 8). For the three months to September 30, 2015, the Company capitalized $0.3 million (2014 - $nil) of interest costs.

Purchase of Fekola non-controlling interest

In January 2015, the Company purchased the 10% non-controlling interest, owned by a private Malian company, in Songhoi Resources SARL (“Songhoi”). Songhoi is the entity that holds the Fekola Project in Mali. The purchase price consisted of $21.2 million in cash and common shares and the grant of a 1.65% net smelter royalty (“NSR”) on the Fekola Project after deducting costs for smelting, refining and government fees. The cash and common shares are payable in three tranches: (1) $5.7 million cash and $6 million common shares were paid/issued on closing (paid), (2) $2 million cash and $4 million payable in cash or common shares at the holder’s option on the first anniversary of the agreement date (January 18, 2015) and (3) $1.5 million cash and $2 million payable in cash or common shares at the holder’s option upon achievement of commercial production at the Fekola Project.

The cash and common share instalments to be paid in the future have been classified as a financial liability and have been valued at their present value using a discount rate of 5%. These have been accrued in other liabilities.

The fair value of the NSR was determined using a discounted cash flow model incorporating estimates and assumptions that included such factors as future production levels, metallurgical recoveries, a future long-term gold price of $1,300 and a discount rate of 6%. The fair value of the NSR was estimated at $38.1 million and has been treated as a reduction of the Fekola mineral property.

The non-controlling interest relating to Songhoi has been reduced by $45.5 million to reflect the ownership change. The difference between the value of the consideration described above and the book value of the non-controlling interest has been recognized as a charge to retained deficit.

Acquisition of rights

In 2005 Papillon Resources Limited (“Papillon”), which was subsequently acquired by the Company, entered into an exclusive joint agreement with a local Malian company whereby Papillon agreed to pay the local Malian company 1% of any dividend received from any joint exploitation company formed in Mali.

On March 19, 2015, the Company and the local Malian company signed an agreement whereby the rights described above were terminated. As consideration for these rights, B2Gold issued shares for a total value of $4 million and made a cash payment of $4 million. The 1% dividend is equivalent to a non-controlling interest as it would give the local Malian company a participation in the net assets of any joint exploitation company. As a result, the $8 million consideration paid was recorded as a charge to retained deficit.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Pavon

On October 12, 2015, the Company received notification from the Ministry of Environment and Natural Resources in Nicaragua that it had not approved the environmental permit for the Pavon Project, citing environmental concerns. Consequently, capitalized costs related to Pavon of $8.1 million have been recorded as an expense in the statement of operations during the three months ended September 30, 2015.

7	Other assets

	September 30,	December 31,
	2015	2014
	$	$

Loan receivable, including accrued interest	7,642	12,486
Low-grade stockpile	4,427	1,595
Debt service reserve account	4,092	3,628
Reclamation deposits	1,607	2,276
Fair value of derivative instruments	580	250
Other	2,182	1,358
	20,530	21,593

8	Long-term debt

	September 30,	December 31,
	2015	2014
	$	$
Convertible senior subordinated notes:
- Principal amount	258,750	258,750
- Fair value adjustment	(36,755)	(29,258)
	221,995	229,492
New revolving corporate credit facility:
- Principal amount	175,000	-
- Less: unamortized transaction costs	(5,533)	-
	169,467	-
Old revolving corporate credit facility:
- Principal amount	-	125,000
- Less: unamortized transaction costs	-	(3,382)
	-	121,618
Equipment loans/finance lease obligations:
- Otjikoto equipment loan facility (net of unamortized transaction costs)	22,868	23,719
- Nicaraguan equipment loans	4,881	4,459
	27,749	28,178
	419,211	379,288
Less: current portion	(13,692)	(10,456)
	405,519	368,832

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Convertible senior subordinated notes

As at September 30, 2015 the fair value of the convertible senior subordinated notes (“convertible notes”) was $222.0 million. The gain on fair value of convertible notes recorded in the statement of operations for the three and nine months ended September 30, 2015 was $12.5 million and $5.8 million, respectively (2014 – gain of $31.5 million and a loss of $11.2 million, respectively). The change in fair value of the notes recognized in the statement of operations for the three months ended September 30, 2015 is stated after reducing it by $0.2 million (2014 - $3.0 million capitalized to the Otjikoto property) of interest expense which was attributable to eligible expenditures on the Fekola property and capitalized to the carrying amount of the property. For the nine months ended September 30, 2015 the change in fair value of the notes recognized in the statement of operations is stated after reducing it by $2.6 million (2014 - $7.9 million capitalized to the Otjikoto property) of interest expense of which $2.4 million was attributable to eligible expenditures on the Otjikoto property and $0.2 million attributable to eligible expenditures on the Fekola property.

New revolving credit facility

On May 20, 2015, the Company signed a credit agreement with a syndicate of international banks for a new revolving credit facility (the “New RCF”) for an aggregate amount of $350 million. The New RCF also incorporates an accordion feature whereby, upon receipt of additional binding commitments, the facility may be increased to $450 million any time prior to the maturity date.

The term for the New RCF is four years, maturing on May 20, 2019, except that it shall become due on July 1, 2018 in the event that the Company’s convertible notes, initially due on October 1, 2018, remain outstanding or the maturity date of the convertible notes has not been extended to at least 90 days after May 20, 2019. The New RCF will bear interest on a sliding scale of between Libor plus 2.25% to 3.25% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility will also be on a similar sliding scale basis of between 0.5% and 0.925% .

The Company has provided security on the New RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the New RCF, the Company must also maintain certain net tangible worth and ratios for leverage and interest coverage. As at September 30, 2015, the Company was in compliance with these debt covenants.

On June 11, 2015, the Company drew down $150 million under the New RCF. This was used to repay the cumulative amount drawn under the old revolving credit facility. During the three months ended September 30, 2015, an additional $25 million was drawn down leaving an undrawn balance of $175 million at September 30, 2015.

Transaction costs relating to the New RCF totalled $6.1 million and are being recognized over the term of the facility using the effective interest rate method. The principal amount owing under the New RCF has been presented on the balance sheet net of the unamortized balance of transaction costs.

For nine months ended September 30, 2015, the interest and financing expense relating to the New RCF recognized in the statement of operations was reduced by $0.1 million (2014 - $nil), which was attributable to eligible expenditures on the Fekola property and capitalized to the carrying amount of the property.

Old revolving credit facility

On May 26, 2015, the Company drew down $25 million under the old revolving credit facility (the “Old RCF”) for a total balance drawn of $150 million. On June 11, 2015 the Company repaid the $150 million outstanding under the Old RCF with proceeds from the New RCF. At this time, the remaining unamortized transaction costs totalling $3.0 million were expensed to interest and financing expense in the statement of operations.

For nine months ended September 30, 2015, the interest and financing expense relating to the Old RCF recognized in the statement of operations was reduced by $0.8 million (2014 - $0.8 million), which was attributable to eligible expenditures on the Otjikoto property to the date the project was ready for the intended use and capitalized to the carrying amount of the property.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Otjikoto equipment loan facility

During the nine months ended September 30, 2015, the Company drew $3.9 million under the facility (2014 - $20.3 million). At September 30, 2015, the Company had $6.5 million available to draw, based on current exchange rates.

Nicaragua equipment loans

During the nine months ended September 30, 2015, subsidiaries of the Company purchased mobile heavy equipment valued at $1.8 million (2014 - $3.0 million) for its Libertad and Limon operations. The Company paid 15% of the value of the equipment in cash and entered into two credit contracts with Caterpillar Crédito S.A de C.V for the remaining 85%. The contracts have between a thirty-six to sixty month term, with quarterly payments of principal and interest at a fixed rate of LIBOR plus 4.0%. The Company has provided security on the loan in the form of the related equipment.

9	Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at September 30, 2015, the Company had 926,917,542 common shares outstanding, including 2,705,000 common shares being held in trust under the Company’s Incentive Plan. No preferred shares were outstanding.

During the three months ended September 30, 2015, the Company granted 0.2 million stock options to employees and directors. These options have a weighted average exercise price of C$1.65, have a term of five years and vest over a period of up to three years. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of 0.51%, an expected life of 3.2 years, an expected volatility of 58%, and a dividend yield rate of nil. During the nine months ended September 30, 2015, the Company granted 22.5 million stock options to employees and directors. These options have a weighted average exercise price of C$2.00, have a term of five years and vest over a period of up to three years. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of 0.49%, an expected life of 3.0 years, an expected volatility of 58%, and a dividend yield rate of nil. The total number of stock options outstanding at September 30, 2015 was 61 million.

For the three and nine months ended September 30, 2015, share-based payments expense, relating to the vesting of stock options, was $2.4 million and $7.8 million, respectively (2014 - $1.5 million and $5.7 million), net of $0.3 million and $1.5 million, respectively (2014 - $0.8 million and $2.5 million) capitalized to mining interests.

During the three and nine months ended September 30, 2015, the Company granted 0.2 million and 1.7 million RSUs, respectively to employees and directors. The total number of RSUs outstanding at September 30, 2015 was 1.7 million.

For the three and nine months ended September 30, 2015, share-based payments expense, relating to the vesting of RSUs, was $0.6 million and $3.7 million, respectively (2014 - $1.2 million and $5.6 million), net of $0.1 million and $0.1 million, respectively (2014 - $0.0 million and $0.2 million) capitalized to mining interests.

10	Gold commitments and gold forwards

Under the terms of the Old RCF (Note 8), the Company was required to maintain gold forward contracts, within certain parameters, over the term of the facility in order to manage the risk of volatility in the Company’s future operating income and reduce risk in respect of debt service obligations. These contracts were excluded from the scope of IAS 39 and were accounted for as executory contracts because they were entered into and continued to be held for the purpose of delivery in accordance with the Company’s expected production schedule. No fair value gains and losses on these commodity contracts were recorded in the financial statements.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

As at September 30, 2015, the following gold forward contracts with respect to the Otjikoto Mine were outstanding and continue to be accounted for as executory contracts (by maturity dates):

	2015	2016	2017	2018	Total

Gold forward contracts:
- Ounces	2,250	9,000	9,000	7,500	27,750
- Average price per ounce (rand)	16,020	16,020	16,020	16,020	16,020

On June 11, 2015, in connection with the termination the Old RCF, the Company novated certain executory contracts required under the Old RCF to the counterparties of the New RCF. The novated contracts were repriced to include a $2.5 million finance charge which has been included in interest and financing expense on the statement of operations.

As a result of the repricing, these contracts are no longer excluded from the scope of IAS 39. These derivative instruments were not designated as hedges by the Company and are recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. The Company recognised the full $14.0 million fair value of the new contracts as a liability on the date of novation. Of this, $11.5 million relating to the fair value of the old contracts at the time of novation was treated as an unrealized loss on derivative instruments and $2.5 million, relating to the cost of the novation, was treated as a financing charge. Following initial recognition of the contracts, at September 30, 2015, a further unrealized loss on derivative instruments of $2.5 million was recorded in the statement of operations relating to these contracts.

In connection with the termination of the Old RCF, the Company also settled contracts for the sale of 29,900 ounces at an average exercise price of 15,895 rand per ounce for $1.6 million. This has been recorded as part of realized losses on derivative instruments in the statement of operations.

As at September 30, 2015, the following gold forward contracts which are recorded at fair value through the statement of operations with respect to the Otjikoto Mine were outstanding (by maturity dates):

	2015	2016	2017	2018	Total

Gold forward contracts:
- Ounces	6,249	33,186	35,916	35,916	111,267
- Average price per ounce (rand)	14,819	15,002	15,044	15,044	15,019

The unrealized fair value of these contracts at September 30, 2015 was $(16.9) million.

11	Financial instruments

Forward contracts – fuel oil, gas oil, diesel

During the three months ended September 30, 2015, the Company entered into additional series of forward contracts for the purchase of 8,128,000 litres of fuel oil and 12,540,000 litres of gas oil with settlements scheduled between February 2016 and January 2018. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. Adjustments to the market value are included in the statement of operations.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The following is a summary, by maturity dates, of the Company’s forward contracts outstanding as at September 30, 2015:

	2015	2016	2017	2018	Total

Forward – fuel oil:
- Litres (thousands)	5,010	17,570	6,277	439	29,296
- Average strike price	$0.40	$0.35	$0.32	$0.31	$0.35

Forward – gas oil:
- Litres (thousands)	2,190	9,108	3,840	280	15,418
- Average strike price	$0.54	$0.49	$0.45	$0.44	$0.49

Forward – diesel:
- Litres (thousand)	2,142	4,403	335	-	6,880
- Average strike price	$0.50	$0.53	$0.53	$-	$0.52

The unrealized fair value of these contracts at September 30, 2015 was $(4.2) million.

Financial Instruments

As at September 30, 2015, the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are categorized as follows:

	As at September 30, 2015		As at December 31, 2014
	Level 1	Level 2	Level 1	Level 2
	$	$	$	$
Long-term investments	11,515	-	18,408	-
Convertible senior subordinated notes	-	(221,995)	-	(229,492)
Fuel derivative contracts	-	(4,172)	-	(3,100)
Gold collar contracts	-	761	-	348
Gold forward contracts	-	(16,863)	-	-

The fair value of the Company’s long-term investments was determined using market quotes from an active market for each investment.

The fair value of the convertible senior subordinated notes was determined using a broker’s price quote from an active market.

The fair value of the fuel derivative contracts and gold derivative contracts was determined using prevailing market rates for instruments with similar characteristics.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

12	Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the table below:

Non-cash charges (credits):

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	Sept. 30, 2015	Sept. 30, 2014	Sept. 30, 2015	Sept. 30, 2014
	$	$	$	$
Depreciation and depletion	35,749	29,020	103,552	82,710
Impairment of goodwill and long-lived assets	-	298,397	-	298,397
Share-based payments	3,078	2,712	12,213	13,440
(Gain) loss on fair value of convertible notes	(12,513)	(31,522)	(5,842)	11,173
Write-off of mineral property interests	8,117	364	8,117	364
Unrealized loss (gain) on derivative instruments	9,190	(995)	15,010	(1,942)
Non-cash interest and financing expense	-	-	5,522	-
Gain on sale of Bellavista property	-	-	(2,192)	-
Write-down of long-term investments	3,360	-	5,215	3,007
Accretion of mine restoration provisions	369	298	1,079	894
Deferred income tax expense	4,540	930	3,690	260
Other	2,360	2,792	4,876	3,461
	54,250	301,996	151,240	411,764

Changes in non-cash working capital:

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	Sept. 30, 2015	Sept. 30, 2014	Sept. 30, 2015	Sept. 30, 2014
	$	$	$	$
Accounts receivable and prepaids	1,837	3,732	4,969	6,461
Value-added and other tax receivables	(1,123)	12,878	1,729	(504)
Inventories	(1,426)	(3,015)	5,229	(9,166)
Accounts payable and accrued liabilities	(8,283)	(4,230)	5,773	(7,466)
Income and other taxes payables	3,996	(96)	(6,831)	(2,379)
	(4,999)	9,269	10,869	(13,054)

Other exploration and development:

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	Sept. 30, 2015	Sept. 30, 2014	Sept. 30, 2015	Sept. 30, 2014
	$	$	$	$
Kiaka Project, exploration	(503)	(2,127)	(2,713)	(5,684)
Masbate Mine, exploration	(1,024)	(719)	(3,406)	(3,154)
Libertad Mine, exploration	(1,060)	(1,197)	(3,255)	(3,471)
Limon Mine, exploration	(727)	(1,291)	(2,665)	(3,431)
Otjikoto Mine, exploration	(1,271)	(1,594)	(3,239)	(4,354)
Primavera, exploration	(263)	(397)	(829)	(905)
Pavon, exploration	(1,144)	(565)	(1,828)	(2,300)
Other	(2,833)	(447)	(4,589)	(1,491)
	(8,825)	(8,337)	(22,524)	(24,790)

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Non-cash investing and financing activities:

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	Sept. 30, 2015	Sept. 30, 2014	Sept. 30, 2015	Sept. 30, 2014
	$	$	$	$
Common shares issued for Papillon acquisition	-	484,277	-	484,277
Common shares issued for mineral interests	57	-	57	-
Stock-based compensation, capitalized to resource property interests	305	805	1,566	2,731
Equipment purchased under equipment loan	-	-	1,559	2,512
Equipment purchased under finance lease	-	-	-	2,115
Interest expense, capitalized to resource property interest	266	3,695	3,487	9,404
Change in accounts payable and accrued liabilities relating to resource property expenditures	3,369	1,050	(5,772)	(17,712)

13	Compensation of key management

Key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management included:

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	Sept. 30, 2015	Sept. 30, 2014	Sept. 30, 2015	Sept. 30, 2014
	$	$	$	$
Salaries and short-term employee benefits	895	1,297	4,156	7,198
Share-based payments	1,077	1,211	5,053	7,708

14	Segmented information

The Company’s reportable operating segments include its mining operations and development projects, namely the Limon, Libertad, Masbate and Otjikoto mines, and the Fekola, Gramalote and Kiaka projects. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration. The “Corporate and Other” segment includes corporate operations.

The Company’s segments are summarized in the following tables.

	For the three months ended September 30, 2015
								Other	Corporate
	Limon	Libertad	Masbate	Otjikoto	Gramalote	Kiaka	Fekola	Mineral	& Other	Total
	Mine	Mine	Mine	Project	Project	Project	Project	Properties	$	$
	$	$	$	$	$	$	$	$
Gold revenue	14,322	32,690	49,794	42,444	-	-	-	-	-	139,250
Production costs	8,258	20,667	31,388	14,937	-	-	-	-	-	75,250
Depreciation & depletion	5,318	10,020	7,833	12,578	-	-	-	-	57	35,806
Net (loss) income	(657)	(1,218)	11,791	(6,707)	-	10	1,645	(8,356)	(10,093)	(13,585)
Capital expenditures	6,293	3,445	12,894	9,555	1,631	503	39,365	4,240	20	77,946
Total assets	109,163	198,396	513,479	453,412	75,155	62,160	568,304	55,757	41,113	2,076,939

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	For the three months ended September 30, 2014
								Other
	Limon	Libertad	Masbate	Otjikoto	Gramalote	Kiaka	Fekola	Mineral	Corporate
	Mine	Mine	Mine	Project	Project	Project	Project	Properties	& Other	Total
	$	$	$	$	$	$	$	$	$	$
Gold revenue	12,311	46,196	56,417	-	-	-	-	-	-	114,924
Production costs	10,579	19,865	35,867	-	-	-	-	-	-	66,311
Depreciation & depletion	4,094	12,064	12,862	-	-	-	-	-	63	29,083
Impairment of goodwill & long-lived assets	-	-	202,070	-	96,327	-	-	-	-	298,397
Net (loss) income	(2,171)	4,212	(202,998)	(1,060)	(96,327)	(486)	-	(417)	25,119	(274,128)
Capital expenditures	4,424	6,799	7,284	37,877	2,907	2,127	-	1,412	7	62,837
Total assets	106,770	230,531	983,110	433,192	63,741	56,679	507,618	75,708	141,976	2,599,325

	For the nine months ended September 30, 2015
								Other
	Limon	Libertad	Masbate	Otjikoto	Gramalote	Kiaka	Fekola	Mineral	Corporate
	Mine	Mine	Mine	Project	Project	Project	Project	Properties	& Other	Total
	$	$	$	$	$	$	$	$	$	$
Gold revenue	50,109	101,928	159,422	103,189	-	-	-	-	-	414,648
Production costs	28,503	65,988	94,577	40,101	-	-	-	-	-	229,169
Depreciation & depletion	19,273	32,480	24,891	26,908	-	-	-	-	188	103,740
Net (loss) income	(1,453)	(3,895)	28,013	11,380	-	(1,161)	(1,217)	(8,589)	(53,106)	(30,028)
Capital expenditures	19,436	17,122	31,342	31,056	8,419	2,713	77,291	7,246	265	194,890
Total assets	109,163	198,396	513,479	453,412	75,155	62,160	568,304	55,757	41,113	2,076,939

	For the nine months ended September 30, 2014
								Other
	Limon	Libertad	Masbate	Otjikoto	Gramalote	Kiaka	Fekola	Mineral	Corporate
	Mine	Mine	Mine	Project	Project	Project	Project	Properties	& Other	Total
	$	$	$	$	$	$	$	$	$	$
Gold revenue	50,062	148,795	165,345	-	-	-	-	-	-	364,202
Production costs	30,571	63,713	100,261	-	-	-	-	-	-	194,545
Depreciation & depletion	13,039	33,417	36,254	-	-	-	-	-	189	82,899
Impairment of goodwill & long-lived assets	-	-	202,070	-	96,327	-	-	-	-	298,397
Net income (loss)	3,323	21,363	(191,926)	(1,189)	(96,327)	(994)	-	(259)	(43,626)	(309,635)
Capital expenditures	16,751	27,392	35,653	144,333	11,043	5,684	-	4,699	41	245,596
Total assets	106,770	230,531	983,110	433,192	63,741	56,679	507,618	75,708	141,976	2,599,325

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Company’s mining interests are located in the following geographical locations

	September 30,	December 31,
	2015	2014
	$	$
Mining interests
Mali	575,194	521,033
Philippines	425,778	414,016
Namibia	393,289	430,668
Nicaragua	249,260	268,115
Colombia	105,064	96,577
Burkina Faso	63,243	59,511
Chile	1,762	-
Canada	889	813
Finland	283	-
	1,814,762	1,790,733

15	Commitments

As at September 30, 2015, the Company had the following significant commitments (in addition to those disclosed elsewhere in these financial statements):

•	Payments of $53.4 million for Fekola project equipment and development costs to be incurred within the next 12 months.

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 16)
For the nine months ended September 30, 2015
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost						Accumulated depreciation					Net carrying value
	Opening	Acquisition	Disposals/			Closing	Opening		Disposals/		Closing	As at	As at
	balance at	costs/	write-offs	Reclass	CTA	balance at	balance at	Depreciation	write-offs	CTA	balance at	Sep. 30, 2015	Dec. 31, 2014
	Dec. 31, 2014	Additions				Sep. 30, 2015	Dec. 31, 2014				Sep. 30, 2015
	$	$	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)

Masbate	420,644	33,836	(304)	-	-	454,176	(91,706)	(21,971)	200	-	(113,477)	340,699	328,938
Otjikoto	430,668	19,325	-	(3,334)	(24,736)	421,923	-	(28,634)	-	-	(28,634)	393,289	430,668
Libertad	296,102	18,497	(1,484)	-	-	313,115	(127,704)	(32,578)	672	-	(159,610)	153,505	168,398
Limon	142,772	21,131	(48)	-	-	163,855	(62,865)	(19,771)	42	-	(82,594)	81,261	79,907

	1,290,186	92,789	(1,836)	(3,334)	(24,736)	1,353,069	(282,275)	(102,954)	914	-	(384,315)	968,754	1,007,911

Masbate undeveloped mineral interests	85,078	-	-	-	-	85,078	-	-	-	-	-	85,078	85,078

Mine under construction

Fekola	514,965	87,645	(38,483)	3,334	-	567,461	-	-	-	-	-	567,461	514,965

Exploration & evaluation properties (non-depletable)

Kiaka	59,062	2,908	-	-	-	61,970	-	-	-	-	-	61,970	59,062
Mocoa	28,652	56	-	-	-	28,708	-	-	-	-	-	28,708	28,652
Calibre	10,022	839	-	-	-	10,861	-	-	-	-	-	10,861	10,022
Pavon	6,238	1,879	(8,117)	-	-	-	-	-	-	-	-	-	6,238
San Jose	1,915	34	-	-	-	1,949	-	-	-	-	-	1,949	1,915
Other	8,151	4,585	-	-	-	12,736	-	-	-	-	-	12,736	8,151

	114,040	10,301	(8,117)	-	-	116,224	-	-	-	-	-	116,224	114,040

Corporate

Office, furniture & equipment	1,768	265	(88)	-	-	1,945	(955)	(189)	88	-	(1,056)	889	813

	2,006,037	191,000	(48,524)	-	(24,736)	2,123,777	(283,230)	(103,143)	1,002	-	(385,371)	1,738,406	1,722,807

Investments in joint ventures (accounted for using the equity method)

Gramalote	66,725	8,430	-	-	-	75,155	-	-	-	-	-	75,155	66,725
Quebradona	1,201	-	-	-	-	1,201	-	-	-	-	-	1,201	1,201

	67,926	8,430	-	-	-	76,356	-	-	-	-	-	76,356	67,926

	2,073,963	199,430	(48,524)	-	(24,736)	2,200,133	(283,230)	(103,143)	1,002	-	(385,371)	1,814,762	1,790,733

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 16)
For the year ended December 31, 2014
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost						Accumulated depreciation				Net carrying value

	Balance at	Acquisition	Disposals/			Balance at	Balance at		Disposals/	Balance at	As at	As at
	Dec. 31, 2013	costs/	write-offs	Reclass	CTA	Dec. 31, 2014	Dec. 31, 2013	Depreciation	write-offs	Dec. 31, 2014	Dec. 31, 2014	Dec. 31, 2013
		Additions
	$	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)

Masbate	723,155	52,810	(372,782)	17,461	-	420,644	(40,744)	(51,764)	802	(91,706)	328,938	682,411
Libertad	259,518	36,641	(57)	-	-	296,102	(83,927)	(43,832)	55	(127,704)	168,398	175,591
Limon	120,139	22,734	(101)	-	-	142,772	(44,970)	(17,957)	62	(62,865)	79,907	75,169

	1,102,812	112,185	(372,940)	17,461	-	859,518	(169,641)	(113,553)	919	(282,275)	577,243	933,171

Masbate undeveloped mineral interests	176,460	-	(73,921)	(17,461)	-	85,078	-	-	-	-	85,078	176,460

Mine under construction

Otjikoto	289,945	173,927	-	-	(33,204)	430,668	-	-	-	-	430,668	289,945

Exploration & evaluation properties (non-depletable)

Fekola	-	514,965	-	-	-	514,965	-	-	-	-	514,965	-
Kiaka	50,550	8,512	-	-	-	59,062	-	-	-	-	59,062	50,550
Mocoa	28,200	452	-	-	-	28,652	-	-	-	-	28,652	28,200
Trebol & Pavon	24,870	3,398	(21,465)	(565)	-	6,238	-	-	-	-	6,238	24,870
San Jose	1,123	175	-	617	-	1,915	-	-	-	-	1,915	1,123
Calibre	8,496	1,526	-	-	-	10,022	-	-	-	-	10,022	8,496
Other	861	7,342	-	(52)	-	8,151	-	-	-	-	8,151	861

	114,100	536,370	(21,465)	-	-	629,005	-	-	-	-	629,005	114,100

Corporate & other

Bellavista	2,611	-	-	(2,611)	-	-	-	-	-	-	-	2,611
Office, furniture & equipment	1,688	80	-	-	-	1,768	(698)	(257)	-	(955)	813	990

	4,299	80	-	(2,611)	-	1,768	(698)	(257)	-	(955)	813	3,601

	1,687,616	822,562	(468,326)	(2,611)	(33,204)	2,006,037	(170,339)	(113,810)	919	(283,230)	1,722,807	1,517,277

Investments in joint ventures (accounted for using the equity method)

Gramalote	148,967	14,085	(96,327)	-	-	66,725	-	-	-	-	66,725	148,967
Quebradona	1,201	-	-	-	-	1,201	-	-	-	-	1,201	1,201

	150,168	14,085	(96,327)	-	-	67,926	-	-	-	-	67,926	150,168

	1,837,784	836,647	(564,653)	(2,611)	(33,204)	2,073,963	(170,339)	(113,810)	919	(283,230)	1,790,733	1,667,445